Press Information

FOR IMMEDIATE RELEASE

PINK SHEETS SYMBOL MXIM

Contact: Tunc Doluca,
                  President and Chief Executive Officer
                  (408) 737-7600

JOSEPH R. BRONSON APPOINTED TO BOARD OF DIRECTORS OF MAXIM INTEGRATED PRODUCTS

SUNNYVALE, CA–November 19, 2007–Maxim Integrated Products, Inc., (Pink Sheets: MXIM) announced the appointment of Joseph R. Bronson to its Board of Directors.

Mr. Bronson is currently President and COO at Sanmina-SCI and a member of its Board, and serves on the Board of Directors of Jacobs Engineering Group Inc. Before joining Sanmina, Mr. Bronson served as President and a Director of FormFactor, Inc., a manufacturer of advanced semiconductor wafer probe cards. Mr. Bronson also spent 20 years at Applied Materials in senior level operations management positions concluding with Executive Vice President and Chief Financial Officer of the company.

Tunc Doluca, Maxim's President and Chief Executive Officer commented, "Joe's experiences at Applied Materials and his more recent executive positions will prove invaluable in guiding the Maxim management team as we pursue exciting market opportunities that lie ahead of us. We are honored to have him join Maxim's Board of Directors."

It is anticipated that Mr. Bronson will become the Chairman of Maxim's Audit Committee following the completion of its financial restatement.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.